NexCen Brands, Inc.
1330 Ave. of the Americas
34th Floor
New York, NY 10019

June 16, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	NexCen Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Form 8-K Filed on March 14, 2008
File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”). We write to request an additional extension of time to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission set forth in your May 19, 2008 letter regarding the Company’s above-captioned Form 10-K filed on March 21, 2008 (“Form 10-K”) and Form 8-K filed on March 14, 2008.

As discussed in our May 22, 2008 letter to the Staff, the Audit Committee of the board of directors of the Company has engaged independent counsel to conduct an independent review to assist the Company in evaluating a number of matters discussed in detail in our Form 8-K filed on May 19, 2008, including the Company’s disclosures in the Form 10-K. The independent review is still in progress and the Company believes it would be premature to respond to the Staff’s comments until the independent review is completed.

As discussed via telephone with Kari Jin, Staff Accountant, on June 16, 2008, the Company anticipates that the independent review will not be completed within the next ten (10) business days. However, the Company believes it will have a better sense of the ultimate timing of the independent review upon the conclusion of an additional extension.

Sincerely,

/s/ Sue J. Nam

Sue J. Nam
General Counsel